PTopp@gibsondunn.com

January 12, 2009

VIA EDGAR AND FACSIMILE

(310) 552-8683	C 41731-00005

(310) 552-7022

Linda Cvrkel

Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Herbst Gaming, Inc.
Form 10-K for the year ended December 31, 2006
Filed April 2, 2007
File No. 333-71094

Dear Ms. Cvrkel:

On behalf of Herbst Gaming, Inc. (the “Company”), this letter responds to your letter dated May 14, 2008, regarding the above-referenced filing (the “Comment Letter”).  Your comment from the Comment Letter is set forth below, followed by the Company’s related response.

Form 10-K for the year ended December 31, 2006

1.                                      We note from your response letter dated April 23, 2008 that your valuation analysis for the Primm Acquisition will be completed by the time you file your financial statements for the first quarter.  We also note that you indicate the reason you were unable to finalize the valuation and allocations related to property, plant and equipment for either the Sands or the Primm acquisitions prior to filing your Form 10-K was due to the Company’s auditors not having completed their review of the results of the valuation analysis.  Please note that paragraph 51(h) of SFAS No. 141 requires you to discuss the facts and reasons for the delay.  In this regard, please provide as part of your next response to us, the underlying reasons causing the delay and your auditor’s inability to complete their review of the purchase price allocation.  Your response and revised disclosure should also address material changes made to your original purchase price allocation for the Primm and Sands Acquisitions and the nature of the reasons therefor; in accordance with paragraph 51(h) of SFAS No. 141.  For example, we note from your disclosure in your From 10-K for the fiscal year ended December 31, 2007 that significant amounts were allocated to intangible assets related to tradenames and loyalty programs which were not included as part of your initial disclosure of the purchase price allocation.  Please provide us with your revised disclosures which will be included in your form 10-Q for the quarter ended March 31, 2008.  We may have further comment upon reviewing your response.

As indicated in the Company’s response dated February 14, 2008, due to the unique nature of the assets acquired with the Primm and Sands Regent Acquisitions and the fact that both acquisitions were fairly large and included multiple locations and significant real property, the valuation analysis for these acquisitions took considerably longer than the Company had originally anticipated.  In particular, the value of intangibles, particularly the value assigned to customer lists and non-compete agreements, varies greatly depending on location.  The Company’s casino operations in Nevada are self-constructed and, therefore, did not provide comparable information for use in developing a preliminary estimate of the intangibles acquired in the Primm and Sands Regent Acquisitions.  Moreover, as there are no restrictions on the number of gaming licenses available in the state of Nevada, there is usually no value assigned to license rights for properties acquired there.  The Company’s properties in the states of Iowa and Missouri did not provide comparable information since customer relationships and license values are dependent on patterns of local customer play and gaming regulations.

Because of the significant undertaking involved in conducting the valuation, and given the complex nature of the Primm and Sands Regent Acquisitions, the Company and its auditors were not able to finalize the valuation analysis and make material adjustments to the purchase price allocation for the Primm and Sands Regent Acquisitions prior to the filing of the Form 10-K for the fiscal year ended December 31, 2007.  The valuation analysis was completed in late April 2008, and the results of the valuation analysis have been included in the Company’s Form 10-Q for each of the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, under Item 1 (Financial Statements), Note 2 (Acquisitions).  As requested, the revised disclosure in each of the above referenced Form 10-Qs addresses the material changes made to the Company’s original purchase price allocation for the Primm and Sands Regent Acquisitions and the nature of the reasons therefor in accordance with paragraph 51(h) of SFAS No. 141.

We appreciate the Staff’s responsiveness with respect to the Company’s responses and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (310) 552-8683.

Sincerely,

/s/ Paytre R. Topp
Paytre R. Topp

PRT/vw

cc:	Jean Yu, Securities and Exchange Commission (copy contained herewith)
Effie Simpson, Securities and Exchange Commission (copy contained herewith)
Mary E. Higgins, Herbst Gaming, Inc. (via electronic mail)
Michael Clark, Herbst Gaming, Inc. (via electronic mail)
Karen Bertero, Gibson, Dunn & Crutcher LLP (via electronic mail)
David Lee, Gibson, Dunn & Crutcher LLP (via electronic mail)
Jonathon Wyndham, Deloitte & Touche LLP (via electronic mail)

EXHIBIT A

Acknowledgment of Company

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                  Comments of the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mary E. Higgins
Name:	Mary E. Higgins
Title:	Chief Financial Officer